SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement | Lisbon | 2 October 2013

PT and Oi announce a combination of their businesses

•                  Portugal Telecom, SGPS, S.A. (“PT”), Oi S.A. (“Oi”), AG Telecom Participações S.A. (“AG Tel”), LF Tel S.A. (“LF Tel”) and their respective affiliates have today signed a memorandum of understanding (“MOU”) setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies (as defined below) into a single Brazilian incorporated listed entity (“CorpCo”)

•                  The merger is a natural fulfilment of the industrial alliance established in 2010 creating a leading telecoms operator led by Zeinal Bava as CEO

•                  As part of the merger, Oi proposes to undertake a cash capital increase of a minimum of R$ 7.0 billion (Euro 2.3 billion), and with a target of R$ 8.0 billion (Euro 2.7 billion) to improve the balance sheet flexibility of CorpCo. Shareholders of Telemar Participações S.A. (“Tpart”) and an investment vehicle managed by Banco BTG Pactual S.A. (“BTG Pactual”), will subscribe approximately R$ 2.0 billion (Euro 0.7 billion) of the cash capital increase

•                  Based on 2012 reported full year financials for PT and Oi, CorpCo had proforma Revenues of R$ 37.5 billion (Euro 12.4 billion), EBITDA of R$ 12.8 billion (Euro 4.2 billion) and Operating Cash Flow of R$ 4.2 billion (Euro1.4 billion). Proforma for the targeted R$ 8.0 billion (Euro 2.7 billion) cash capital increase CorpCo net debt was R$ 41.2 billion (Euro 13.7 billion), as of 30 June 2013

•                  CorpCo will benefit from enhanced scale and a leading position in Portugal and in Brazil. The enhancement of operating and financial efficiencies are expected to generate synergies with a net present value of approximately R$ 5.5 billion (Euro 1.8 billion)

•                  The proposed exchange terms, based on the 30 days prior to announcement volume-weighted average price (“VWAP”) of the PT and Oi shares, are as follows:

•                  1 Oi ON share will be exchanged into 1 CorpCo share

•                  1 Oi PN share will be exchanged into 0.9211 CorpCo shares

•                  1 PT share will be exchanged into the equivalent of Euro 2.2911 of CorpCo shares (to be issued at the price of Oi’s capital increase) plus 0.6330 CorpCo shares

•                  At completion, and assuming the targeted cash capital increase of R$ 8 billion (Euro 2.7 billion) at Oi’s last 30 calendar days VWAP (R$ 4.36 or Euro 1.45 per share), the PT shareholders will own 38.1% of the voting and outstanding capital of CorpCo

•                  Upon completion, CorpCo will be listed on the Novo Mercado segment of BM&FBOVESPA, on the NYSE Euronext and on the NYSE and will enjoy higher liquidity and a diversified shareholder base. The listing requirements of these stock exchanges will also underpin the highest standard of corporate governance

•                  The merger will be conditional to, inter alia, approvals by the shareholders of Oi and PT, the successful completion of the capital increase, the successful completion of the liability management of the PT and Tpart debt, as well as approvals by relevant regulatory authorities

•                  Closing of the proposed transaction is anticipated in H1 2014

•                  Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”), the two largest shareholders of PT, have provided their support for the transaction and have jointly signed the MOU

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the NYSE Euronext Lisbon and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT announced today that it has entered into a memorandum of understanding with Oi, AG Tel, Bratel Brasil S.A. (“Bratel”), Pasa Participações S.A. (“Pasa”), LF Tel, EDSP 75 Participações S.A. (“EDSP75”) (which together with Tpart are defined as “Oi Holding Companies”), BES and Ongoing setting out the basis for a proposed merger (the “Business Combination”) between the PT and Oi groups and the Oi Holding Companies to be combined into a single entity, Tpart or a new company to be created for this purpose (in either case, “CorpCo”).

Creation of a leading telecoms operator

The merger is the natural fulfilment of the industrial alliance established in 2010 between PT and Oi. The combination of PT and Oi will create a leading telecoms operator with operations covering a population of c. 260 million people and c. 100 million subscribers. The merger will consolidate the position of both companies as the leading operator for Portuguese-speaking countries with leadership positions in all markets where it operates. The combined company will aim to achieve significant economies of scale, maximise operational synergies and add value for its shareholders, customers and employees.

CorpCo will operate in strategic markets and benefit from compelling growth prospects in Brazil and mature operations in Portugal geared for economic recovery.

The Business Combination will enhance the implementation of strategic initiatives already underway, where PT and Oi have been sharing expertise and know-how in areas such as product development, customer care, engineering, operations and IT.

Commitment to highest corporate governance standards

As part of the merger, CorpCo intends to be listed on the Novo Mercado segment of BM&FBovespa, on the NYSE Euronext and on the NYSE, and implement best-in-class corporate governance with one class of shares with equal voting and dividend rights for all shareholders.

The Board of Directors for the first three-year term of office will be composed by the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida e Vasconcellos, Rafael Luís Mora Funes, Renato Torres de Faria e Sergio Franklin Quintella. José Mauro Mettrau Carneiro da Cunha and Henrique Manuel Fusco Granadeiro will be Chairman and Vice-Chairman of the Board of Directors, respectively.

Unified management team led by Zeinal Bava

Zeinal Bava, CEO of Portugal Telecom from 2008 to 2013 and the current CEO of Oi and PT Portugal, will be the CEO of CorpCo and its subsidiaries.

Improved time to market to crystalise growth opportunities in Brazil

The proposed merger will allow CorpCo to leverage Oi’s unique footprint in Brazil and PT’s experience in the Portuguese market, thus allowing it to crystalise the growth opportunities in convergence and mobility in Brazil.

Commitment to financial discipline and value creation

The combined entity will focus on achieving operational excellence. A clear action plan has been prepared aiming at integrating areas yielding incremental efficiencies, including the appointment of teams to monetise synergies and address existing operational challenges.

The Business Combination is expected to generate synergies estimated to have a NPV of R$ 5.5 billion (Euro 1.8 billion).

CorpCo is committed to strengthen further its financial discipline to improve the cash-flow profile to underpin investment in future growth areas and balance sheet flexibility.

Capital increase at Oi

Oi proposes to undertake a capital increase to be subscribed in cash and in kind (the “Oi Capital Increase”).

Oi targets to raise R$ 8.0 billion (Euro 2.7 billion), with a minimum of R$ 7.0 billion (Euro 2.3 billion), in cash (the “Cash Capital Increase”), to improve the balance sheet flexibility of CorpCo.

Shareholders of Tpart and an investment vehicle managed by BTG Pactual will subscribe approximately R$ 2.0 billion (Euro 0.7 billion) of the Cash Capital Increase.

In addition and subject to the Cash Capital Increase, PT will subscribe to a capital increase in kind of approximately R$ 6.1 billion (Euro 2.0 billion) (“Capital Increase in Kind”) fully subscribed through with the contribution of the PT Assets (as defined below).

The Oi Capital Increase of R$ 14.1 billion (Euro 4.7 billion) will be executed through the public issuance of common shares and preferred shares of Oi, in proportion to the current ratio between the common and preferred shares of Oi issued and outstanding.

The “PT Assets” shall be composed of all the shares directly or indirectly held by PT in companies that hold (i) all of its operating assets, excluding those directly or indirectly held in Oi and Contax Participações S.A. (“Contax”), and (ii) the respective liabilities as of the date of contribution. The PT Assets will be subject to a valuation by an independent appraiser, whose report shall be submitted to Oi’s Shareholders General Meeting. PT’s participation in the capital increase will also be subject to approval by PT’s Shareholders General Meeting.

Without prejudice to the valuation report of the PT Assets referred to above, PT estimated the equity value of PT Assets to be Euro 2.0 billion (equivalent to R$ 6.1 billion), within a range of a minimum of Euro 1.9 billion and a maximum of Euro 2.1 billion, equivalent to R$ 5.8 billion and R$ 6.4 billion, respectively, based on the exchange rate of Euro to Brazilian real of 3.0181. PT may elect not to consummate the subscription of shares in Oi Capital Increase in the event that the valuation report referred to above concludes that the value in Euro ascribed to the PT Assets is less than the estimated amounts indicated above, based on the exchange rate of Euro to Brazilian Real on the business day immediately prior of the issuance of the report.

The Oi Capital Increase is conditional to the full subscription of a minimum of R$ 7.0 billion (Euro 2.3 billion) of the Cash Capital Increase. The other conditions of the Oi Capital Increase will be set forth in the definitive agreements that will govern the Business Combination and will be disclosed at the appropriate time to our shareholders and the market in general.

At completion, post the incorporation of Oi shares into CorpCo, and assuming the targeted cash capital increase of R$ 8 billion (Euro 2.7 billion) at Oi’s last 30 calendar days VWAP (R$ 4.36 or Euro 1.45 per share), the PT shareholders will own 38.1% of the voting and outstanding capital of CorpCo.

PT may elect not to subscribe the Oi Capital Increase if the percentage participation of the PT shareholders in CorpCo after the Oi Capital Increase is equal to or less than 36.6% of the total capital of CorpCo on a fully diluted basis pro forma to the incorporation of Oi shares by CorpCo. Additionally, Tpart will not be obligated to consummate the Business Combination if the percentage participation of the PT shareholders in CorpCo after the Oi Capital Increase is greater than 39.6% of total capital of the CorpCo on a fully diluted basis pro forma to the incorporation of Oi shares by CorpCo.

Business Combination Steps

All steps prior to the final merger of PT into CorpCo are inter-conditional. The steps described below are illustrative, and a comprehensive description of all corporate actions to be undertaken will be disclosed at the appropriate time and will be included in the documentation to be submitted to the approval by shareholders.

a)             Oi Capital Increase of R$ 14.1 billion (Euro 4.7 billion), structured as a public offering of common shares and preferred shares of Oi, of which a target of R$ 8.0 billion (Euro 2.7 billion) is expected to be subscribed in cash and approximately R$ 6.1 billion (Euro 2.0 billion) is expected to be subscribed by PT in kind, at the same price per share, through the contribution of the PT Assets;

b)             Subscription by PT of convertible debentures (convertible into AG Tel and LF Tel shares) and exchangeable debentures convertible into the PN OI shares held by AG Tel and LF Tel, both to be issued by AG Tel and LF

Tel, followed by the subscription by AG Tel and LF Tel of convertible debentures (convertible into Tpart shares) to be issued by Tpart providing funds equivalent to the outstanding net debt of such entities, amounting to R$ 4.5 billion (Euro 1.5 billion);

c)              Exchange of PT’s shares in CTX and Contax for shares of AG Tel and LF Tel, which at that time will have only Oi and Tpart shares;

d)             Merger of PASA into AG Tel, EDSP75 into LF Tel, and the subsequent merger of AG Tel, LF Tel and Bratel into Tpart. Following this step, Tpart will only own Oi shares and will be free of debt or will have cash or cash equivalents to repay its debts;

e)              Listing of CorpCo shares on the Novo Mercado segment of the BM&FBOVESPA and the incorporation of Oi shares into CorpCo, so that Oi becomes a fully owned subsidiary of CorpCo, upon which the existing shareholder agreements would terminate. Each Oi common share will receive 1 new common share of CorpCo, and each Oi preferred share will receive 0.9211 new common shares of CorpCo. The exchange ratios have been determined based on the VWAP of Oi common and preferred shares over the period of the last 30 calendar days;

f)               Merger of PT into CorpCo, with CorpCo to be the surviving company.  At the time of its merger into CorpCo PT will be free of liabilities and will have no material assets other than the CorpCo shares;

g)              As a result of the above mentioned steps PT shareholders will receive a number of CorpCo shares equivalent to the number of CorpCo shares then held by PT.

Based on the estimated value for the PT Assets as mentioned above, it is anticipated that in exchange for each PT share, shareholders will receive the equivalent of Euro 2.2911 in CorpCo shares (to be issued at the price of Oi’s share capital increase) plus 0.6330 shares in CorpCo.

Upon completion, CorpCo shares will be listed on the Novo Mercado segment of BM&FBOVESPA, on the NYSE Euronext and on the NYSE.

Conditions to closing

The consummation of the Business Combination will be subject to the following conditions:

a)             Agreement by the parties regarding the terms and conditions of the definitive agreements relating to the Business Combination;

b)             Approval of the transaction by the shareholders and corporate bodies of Oi, PT and all signatories of the MOU, as applicable;

c)              Obtaining the applicable legal and administrative approvals in Brazil, Portugal and other applicable jurisdictions, such as Brazilian (CADE) and Portuguese Antitrust Authorities, telecom regulators ANATEL (Brazil) and ANACOM (Portugal), and securities and exchange commissions: CVM (Brazil), CMVM (Portugal) and the SEC (United States), as applicable;

d)             Obtaining necessary waivers and consents from the lenders of PT and its holding companies, of Oi and its subsidiaries, and of Tpart and third parties to effect the Business Combination and to prevent violations or breaches of contracts as a result of the Business Combination in the form to be agreed in the definitive agreements;

e)              The final and valid consummation of the Oi Capital Increase, without prejudice to the consummation of later steps in the Business Combination, as will be provided in the definitive agreements relating to the Business Combination.

The MOU expires on 1 October 2014 and may be extended by the parties

Contacts:

Luís Pacheco de Melo (Chief Financial Officer)

Nuno Vieira (Investor Relations Director)

nuno.t.vieira@telecom.pt

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Important Notice:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.  Investors in shares or American Depositary Shares of PT or Oi and U.S. holders of shares of PT and Oi are urged to read the U.S. prospectus(es) regarding the Business Combination, when they become available, because they will contain important information.  The U.S. prospectus(es) will be filed with the SEC as part of a Registration Statement on Form F-4 of CorpCo or one of its affiliates.  Investors and security holders may obtain a free copy of the U.S. prospectus(es) (when available) and other documents filed by PT, Oi and, if applicable, CorpCo with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus(es) (when available) may also be obtained for free from PT or Oi.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

Forward-Looking Statements:

This communication contains forward-looking statements. These statements are statements that are not historical facts, including statements regarding the outlook and expectations of PT, Oi and CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity.  The words “expects,” “believes,” “estimates,” “plans,” “anticipates,” “may,” “will,” “should,” “could,” “target,” “goal” and similar expressions, when used in relation to PT, Oi and CorpCo, are intended to indicate forward-looking statements.  These statements reflect the current outlook of the management of PT, Oi and CorpCo and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational factors, corporate approvals and other factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures PT, Oi or CorpCo makes on related subjects in reports and communications PT, Oi and CorpCo file with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.